AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPHERIX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

52-0849320
(I.R.S. employer identification number)

12051 Indian Creek Court, Beltsville, Maryland 20705,
(301) 419-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard C. Levin
President, Chief Executive Officer and Chief Financial Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705
(301) 419-3900
(301) 210-4908 (Fax)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

James E. Baker, Jr.
Baxter, Baker, Sidle, Conn & Jones, P.A.
120 E. Baltimore Street
Baltimore, Maryland 21202
(410) 385-8122
(410) 230-3801 (Fax)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $.005 per share	2,378,726 shares	$2.025	$4,816,920.10	$566.95

(1)  Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. Neither the selling stockholders nor we may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 27, 2005

PROSPECTUS

SPHERIX INCORPORATED
2,378,726 SHARES OF COMMON STOCK

This prospectus relates to the sale of up to 2,378,726 shares of common stock of Spherix Incorporated (“Spherix”) by certain persons who are stockholders of Spherix, including Cornell Capital Partners, L.P. (“Cornell Capital Partners”). Please refer to “Selling Stockholders” beginning on page    .  Spherix is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. Spherix will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement (the “Equity Distribution Agreement”), which was entered into on July 22, 2005 between Spherix and Cornell Capital Partners. All costs associated with this registration will be borne by Spherix.  Spherix has agreed to allow Cornell Capital Partners to retain a fee of 5% of the proceeds raised under the Equity Distribution Agreement.  Cornell Capital Partners is an underwriter with respect to the sale of the shares of the common stock.

Our common stock is quoted on the NASDAQ National Market under the symbol “SPEX “.  On July 22, 2005, the last reported sale price of our common stock was $2.01 per share.

A copy of our annual report on Form 10-K for the year ended December 31, 2004 and a copy of our quarterly report on Form 10-Q for the quarter ended March 31, 2005 accompany this prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is     , 2005

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SELLING STOCKHOLDERS
USE OF PROCEEDS
DILUTION
STANDBY EQUITY DISTRIBUTION AGREEMENT
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS

PROSPECTUS SUMMARY

THE FOLLOWING IS ONLY A SUMMARY OF THE INFORMATION INCLUDED IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING “RISK FACTORS” BEFORE MAKING ANY INVESTMENT IN SPHERIX.

OVERVIEW

Spherix Incorporated is a Delaware corporation.  Unless the context otherwise requires, throughout this prospectus the words “Spherix”, “we”, “us” and “our” refer to Spherix Incorporated.

We engage in two (2) separate lines of business, our information services division and our biotechnology division.

In our information services division, we provide contact center information and reservation services primarily to government enterprises via telephone call centers.  We provide call center, internet and point of sale reservation services to national, state and local parks and campgrounds. We are currently providing these services to the federal government, several states and counties.

In our biotechnology division, we have developed products for commercial sale in the fields of healthcare, cosmetics and the environment, and are continuing to develop additional products. Our principal product is tagatose, a full-bulk, low-calorie sweetener. We have licensed the rights to manufacture tagatose as well as the rights to sell tagatose for food and beverage uses to a foreign entity in exchange for royalties based on sales. We are developing tagatose for various non-food uses, including as a sweetener in drugs and as a drug, under the brand name Naturlose™.

ABOUT US

Our principal executive offices are located at 12051 Indian Creek Court, Beltsville, Maryland 20705.  Our telephone number is (301) 419-3900, and our consumer website is located at www.spherix.com.  The information contained on our web site, or on other web sites linked to our web site, is not part of this prospectus.

THE OFFERING

COMMON STOCK OFFERED	2,378,726 shares by selling stockholders

OFFERING PRICE	Market price

USE OF PROCEEDS

We will not receive any proceeds of the shares offered by the selling stockholders. Any proceeds we receive from the sale of common stock under the Equity Distribution Agreement will be used for general working capital purposes and for research and development. See “Use of Proceeds.”

RISK FACTORS	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See “Risk Factors” and “Dilution.”

SYMBOL	SPEX

This offering relates to the sale of common stock by certain selling stockholders of Spherix.  Cornell Capital Partners intends to sell up to 2,373,726 shares of common stock, 2,278,726 of which may be sold by us to Cornell Capital Partners under the Equity Distribution Agreement and 95,000 shares which were issued to Cornell Capital Partners as a one-time commitment fee under the Equity Distribution Agreement.  In addition, Newbridge Securities Corporation intends to sell up to 5,000 shares of common stock.

On July 22, 2005, we entered into the Equity Distribution Agreement with Cornell Capital Partners. Under the Equity Distribution Agreement, Spherix may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $4,000,000. The purchase price for our shares is equal to 95%, or a 5% discount, of the offering price, which is defined in the Equity Distribution Agreement as the lowest volume weighted average price of the common stock during the five trading days following the notice date. The amount of each cash advance is subject to a maximum advance amount of $350,000, with no cash advance occurring within five (5) trading days of a prior advance. Cornell Capital Partners has received 95,000 shares of common stock issued as a one-time commitment fee under the Equity Distribution Agreement with a value of approximately $190,000 based on the market price of the stock at the time of issuance.  Cornell Capital Partners will be paid a fee equal to 5% of each advance, which will be retained by Cornell Capital Partners from each advance. On July 22, 2005, Spherix entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, Spherix paid Newbridge Securities Corporation a one-time placement agent fee of 5,000 shares of common stock with a value of approximately $10,000 based on the market price of the stock at the time of issuance.

The Equity Distribution Agreement provides that we may not issue more than 19.99% of our issued and outstanding shares as of the date of the Equity Distribution Agreement without stockholder approval, consistent with NASDAQ requirements.  Accordingly, the maximum number of shares of our common stock which may be issued under the Equity Distribution Agreement (including those issued to Cornell Capital Partners and Newbridge Securities Corporation as fees) is 2,378,726.

RECENT DEVELOPMENTS

The Pennsylvania Department of Conservation and National Resources recently awarded Spherix a 5-year contract worth approximately $8 million to operate a central reservation system for that state’s parks.  Spherix also recently filed an official protest of the U.S. Department of Agriculture’s award of the National Recreation Reservation System (NRRS) contract to ReserveAmerica, a Ticketmaster subsidiary.  The NRRS will provide reservation services for all Federal recreation facilities, including the National Park sites currently serviced by Spherix under its ongoing National Park Reservation Service (“NRRS”) contract with the Department of Interior.  The current NPRS contract ends September 30, 2005, if not further extended.  The Company believes that the current NPRS contract will be extended through December 31, 2005.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and in our other filings with the SEC, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

WE CONTINUE TO BE DEPENDENT ON OUR INFORMATION SERVICES DIVISION FOR NEARLY ALL OF OUR REVENUE. We are almost entirely dependent on the information services division for our revenue. In each of 2004 and 2003, our information services division accounted for  99% of our revenue. Despite licensing tagatose in 1996 for food and beverage use, our principal biotechnology product, we have yet to receive any substantial royalties from the sales of tagatose by our licensee.

OUR INFORMATION SERVICES BUSINESS IS CURRENTLY DEPENDENT UPON LOWER-MARGIN GOVERNMENT CONTRACTS.    Our information services business historically has been comprised of both government and commercial business, although the mix of such business has changed from time to time. Government business traditionally generates lower operating margins than commercial business. The government to commercial business mix was approximately 132 to 1 and 20 to 1 in 2004 and 2003, respectively.

OUR LARGEST INFORMATION SERVICES CONTRACT HAS BEEN AWARDED TO A COMPETITOR.    In 2004 and 2003, our National Park Service contract accounted for approximately 17% and 23% of our aggregate revenue, respectively.  This contract has been bundled with a National Forest Services contract and rebid.  The contract was awarded to a competitor;  we protested and our protest was upheld.  The contract was rebid and was again awarded to the competitor.  We have filed another protest to the award of the bundled contract to our competitor, but we cannot predict the outcome of this new protest.  Even if we lose the protest, we expect our services under the existing National Park Service contract to continue through the end of 2005.

OUR INFORMATION SERVICES BUSINESS COULD BE ADVERSELY AFFECTED BY SIGNIFICANT CHANGES IN THE CONTRACTING OR FISCAL POLICIES OF THE U.S. FEDERAL GOVERNMENT.    We derive substantial revenues from contracts with the U.S. federal government and we believe that the success and development of our business will continue to depend on our successful participation in U.S. federal government contract programs. Accordingly, changes in U.S. federal government contracting policies could directly affect our financial performance. Among the factors that could have a material adverse affect on our U.S. federal government contracting business are:

•                  budgetary constraints affecting U.S. federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

•                  changes in U.S. federal government programs or requirements;

•                  the adoption of new laws or regulations;

•                  technological developments;

•                  U.S. federal governmental shutdowns and other potential delays in the government appropriations process;

•                  delays in the payment of our invoices by government payment officers due to problems with, or upgrades to, government information systems, or for other reasons;

•                  competition and consolidation in the information services industry; and

•                  general economic conditions.

These or other factors could cause U.S. federal governmental agencies to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results.

Our government contracts may be terminated at any time prior to their completion, and if we do not replace them, our operating results may be harmed.

We derive substantial revenues from government contracts that typically are awarded through competitive processes and span one or more base years and one or more option years. Government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. A decision not to exercise option periods or to terminate contracts would reduce the profitability of these contracts to us.

Upon contract expiration, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process and there can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. The unexpected termination of one or more of our significant contracts could result in significant revenue shortfalls. The termination or nonrenewal of any of our significant contracts, short-term revenue shortfalls, the imposition of fines or damages or our suspension or debarment from bidding on additional contracts could harm operating results for those periods.

Most government contract awards are subject to protest by competitors. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.

OUR INFORMATION SERVICES BUSINESS IS RELIANT ON TECHNOLOGY; OUR INTELLECTUAL PROPERTY MAY BE MISAPPROPRIATED.    We have devoted significant resources to

developing and acquiring specialized hardware and software in our information services business. In order to remain competitive, we must continue to select, invest in, acquire and develop new and enhanced technology on a timely basis. There can be no assurance that we will be successful in these efforts or in anticipating developments in technology. In addition, competitors could develop similar applications. Third parties could independently develop similar technology, obtain unauthorized access to our proprietary technology or misappropriate technology to which we have granted access.

ROYALTIES FROM TAGATOSE SALES ARE UNCERTAIN.    We have developed tagatose, a full bulk, low calorie sweetener. In September 1996, we granted an exclusive, world-wide license to a foreign entity for the manufacture and sale of tagatose for use in foods and beverages. To date, tagatose has only been commercially introduced into a limited number of products. We have not yet received any substantial royalties. We initiated an arbitration proceeding against our licensee due to the delay in bringing tagatose to market. We subsequently dismissed the arbitration in exchange for various agreements including an extension of the period we are entitled to receive royalties. Our prospects for receiving royalties from tagatose food and beverage sales are uncertain due to numerous factors, most of which are out of our control, including:

•                  our licensee has exclusive control over the commercialization of tagatose for food and beverage uses;

•                  the delay in bringing tagatose to market results in a shortening of the time we are entitled to royalties;

•                  significant royalties are possible only if our licensee constructs a larger tagatose manufacturing facility and our licensee has not yet announced a decision to build such a facility; and

•                  we are entitled to royalties only after reimbursing our licensee the ongoing costs of maintaining patent protection on tagatose throughout the world.

WE HAVE NOT YET SUCCESSFULLY COMMERCIALIZED NATURLOSE.    We are in the process of attempting to develop other uses of tagatose, under the brand name Naturlose, in non-food products such as toothpaste, mouthwash, and over the counter and pharmaceutical drugs. To date, we have yet to secure any substantial revenue from Naturlose sales.   One of the hurdles we will have to overcome is that our foreign licensee for tagatose (which has the exclusive right to manufacture tagatose) does not currently have sufficient capacity to manufacture enough tagatose to supply both food and nonfood markets if such markets mature and grow.

OTHER BIOTECH PRODUCTS ARE STILL IN THE DEVELOPMENT STAGE.    We are developing other biotech products. None of these has been developed to a stage where any significant revenue has been generated. Development of products will require significant additional research and development. Such additional effort will require substantial funding which may not be available to us. There can be no assurance that our research and development activities will result in any saleable products. Further, it is possible that we will license or seek an affiliation with a third party to bring some products to market. In such an event, we would likely have minimal control over the manufacture and marketing of such products.

OUR ABILITY TO MARKET ANY BIOTECH PRODUCTS WE DEVELOP WILL DEPEND ON OBTAINING FDA AND FOREIGN REGULATORY APPROVALS.    Research, testing, manufacture, labeling, distribution, marketing and advertising of new products are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. These rigorous regulatory approval processes can take five to ten years or more and require the expenditure of substantial resources. There can be no assurance that we will be able to obtain the necessary approvals for clinical testing or for the marketing of products.

OUR SUCCESS WILL DEPEND, IN PART, ON OUR ABILITY TO OBTAIN AND MAINTAIN PATENT PROTECTION FOR OUR PRODUCTS.    We have several patents for tagatose and other products under development. No assurance can be given that any additional patents will be issued, that the protection of any patents that may be issued in the future will be significant, or that current or future patents will be held valid if subsequently challenged.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE MAY SUSTAIN LOSSES IN THE FUTURE.    We have incurred losses in prior years, including the last three (3) years. Our net losses for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 were $2.8 million, $2.3 million and $2.9 million, respectively. There can be no assurance that we will return to profitable operations.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING THAT WE WILL NEED.    During 2004, our working capital decreased by $800,000, largely as a result of the loss incurred in 2003 and continued investment in our business. In recent years, we have funded our operations through private placements of our common stock and through the exercise of warrants issued in connection with such private placement transactions. We believe that we may need to raise more money to continue to finance our product development operations. We may also need to raise additional money to fund operations if the sale of tagatose as a food and beverage product continues to be delayed or is not as successful as we anticipate. We may not be able to obtain additional financing on acceptable terms, or at all.

WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND PERSONNEL.    As a small company, our success depends on the services of key employees in executive and other positions. The loss of the services of one or more of such employees could have a material adverse effect on us.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS IN BOTH DIVISIONS.    Our competitors in the information services business are numerous. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours. Alternative sweetener(s) may adversely affect sales of tagatose.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

THE PRICE OF SPHERIX’ COMMON STOCK HAS BEEN HIGHLY VOLATILE DUE TO SEVERAL FACTORS WHICH WILL CONTINUE TO EFFECT THE PRICE OF OUR STOCK.    Our common stock has traded as low as $1.50 and as high as $4.48 between July 22, 2004 and July 22, 2005. Some of the factors leading to this volatility include:

•                  price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•                  relatively small amounts of our stock trading on any given day;

•                  fluctuations in our operating results;

•                  announcements of technological innovations or new products which we or our competitors make;

•                  developments with respect to patents or proprietary rights; and

•                  the status of our licensee’s efforts to market tagatose.

THE EQUITY DISTRIBUTION AGREEMENT TRANSACTION COULD ADVERSELY AFFECT OUR STOCK PRICE.  Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all.

Cornell Capital Partners will purchase shares of our common stock pursuant to the Equity Distribution Agreement at a purchase price that is less than the then-prevailing market price of our common stock. Cornell Capital Partners will have an incentive to immediately sell any shares of our common stock that it purchases pursuant to the Equity Distribution Agreement to realize a gain on the difference between the purchase price and the then-prevailing market price of our common stock. To the extent Cornell Capital Partners sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Cornell Capital Partners to sell greater amounts of common stock, the sales of which would further depress the stock price.

Cornell Capital Partners is deemed to beneficially own the shares of common stock corresponding to a particular advance on the date that we deliver an advance notice to Cornell, which is prior to the date the stock is delivered to

Cornell.  Cornell may sell such shares any time after we deliver an advance notice.  Accordingly, Cornell may sell such shares during the pricing period.  Such sales may cause our stock price to decline.

The selling stockholders intend to sell in the public market up to 2,378,726 shares of common stock being registered in this offering.  Such sales may cause our stock price to decline. Our officers and directors and those shareholders who are significant shareholders as defined by the SEC will continue to be subject to the provisions of various insider trading and Rule 144 regulations.

The price in this offering will fluctuate based on the prevailing market price of the common stock.  Accordingly, the price the public pays for shares in this offering may be higher or lower than the prices paid by others participating in this offering.

In the event Cornell Capital Partners holds more than 9.9% of our then-outstanding common stock, we will be unable to obtain a cash advance under the Equity Distribution Agreement. A possibility exists that Cornell Capital Partners may own more than 9.9% of our outstanding common stock at a time when we would otherwise plan to make an advance under the Equity Distribution Agreement. In that event, if we are unable to obtain additional external funding or generate revenue from the sale of our products or assets, we could be forced to curtail or cease our operations.

THE PRICE OF SPHERIX SHARES MAY BE ADVERSELY AFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE SALE.    All outstanding shares of our common stock are freely tradable. A significant number of additional shares may be issued upon exercise of options or warrants, including a stock purchase warrant issued to an institutional investor. Sales of large amounts of common stock in the public market could materially adversely affect the market price. Such sales also may inhibit our ability to obtain future equity related financing on acceptable terms.

OUR COMMON STOCK WILL BE DELISTED FROM NASDAQ NATIONAL MARKET SYSTEM IF WE FAIL TO REGAIN COMPLIANCE WITH CONTINUED LISTING STANDARDS.  We do not meet all the continued listing standards of the NASDAQ National Market System primarily because accumulated losses have reduced shareholders’ equity below the $10 million required for continued listing.  NASDAQ has accepted our Compliance Plan (which is based in part on the funds to be raised in sales of common stock to Cornell Capital Partners under the Equity Distribution Agreement) and granted an extension to September 1, 2005.  However, to date, we have failed to regain compliance with the continued listing standards.  Thus, our shares could be delisted if we fail to meet all the listing standards.

DIVIDENDS ON OUR COMMON STOCK ARE NOT LIKELY.    We intend to retain future earnings, if any, in order to provide funds for use in the operation and expansion of our business and for further research and development.  Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

BECAUSE OF THE RIGHTS AGREEMENT AND “ANTI-TAKEOVER” PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS, A THIRD PARTY MAY BE DISCOURAGED FROM MAKING A TAKEOVER OFFER WHICH COULD BE BENEFICIAL TO OUR STOCKHOLDERS.    In 2001, we adopted a shareholder rights plan. The effect of this rights plan and of certain provisions of our Certificate of Incorporation, By-Laws, and the anti-takeover provisions of the Delaware General Corporation Law, could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.

BECAUSE OF LIKELY FLUCTUATIONS IN THE PRICE OF OUR STOCK, WE MAY BE SUBJECT TO CLASS ACTION LITIGATION THAT COULD DISTRACT MANAGEMENT AND RESULT IN SUBSTANTIAL COSTS.    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our operations and sales of our products, which would have a negative impact on our financial condition and results of operations.

INSIDERS OWN A SIGNIFICANT PORTION OF OUR COMMON STOCK, WHICH COULD LIMIT OUR STOCKHOLDERS’ ABILITY TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS.    As of December 31, 2004, our officers and directors and their affiliates beneficially owned approximately 22% of the outstanding shares of our common stock. As a result, our officers and directors are able to exert considerable influence over the outcome of any matters submitted to a vote of the holders of our common stock, including the election of our Board of Directors. The voting power of these stockholders could also discourage others from seeking to purchase our common stock, which might depress the price of our common stock.

WE EXPERIENCE QUARTERLY VARIATIONS IN OUR OPERATING RESULTS.    We have experienced and expect to continue to experience quarterly variations in revenues and operating income as a result of many factors, including the seasonality of our information services business, timing of customers’ budget processes and slowdowns or accelerations of work by customers. General work economic conditions may result in customer deferral of projects or cancellation in planned expenditures.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including in particular statements about our plans, objectives, expectations and prospects. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we can give no assurance that our plans, objectives, expectations and prospects will be achieved. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements are contained herein under “Risk Factors” and elsewhere in this prospectus. Any or all of these factors could cause our actual results and financial or legal status for future periods to differ materially from those expressed or referred to in any forward-looking statements. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders and has been prepared assuming all of the shares issued to the selling stockholders are sold by the selling stockholders.  A description of each selling stockholder’s relationship to Spherix and how each selling stockholder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering (1)		Shares To Be Acquired Under the Equity Distribution Agreement	Percentage of Outstanding Shares To Be Acquired Under the Equity Distribution Agreement	Shares To Be Sold In the Offering		Percentage of Shares Beneficially Owned After Offering (1)

Cornell Capital Partners, L.P.	95,000	(3)		*	2,278,726	19%	2,373,726	(2)	0%

Newbridge Securities Corporation	5,000			*	—	0%	5,000		*

TOTAL	100,000	(3)		*	2,278,726	19%	2,378,726		0%

*                                         Equals less than 1%.

(1)                                  Applicable percentage of ownership is based on 11,953,398 shares of common stock outstanding as of July 1, 2005.

(2)                                  Includes the 2,278,726 shares to be acquired by Cornell Capital Partners under the Equity Distribution Agreement and 95,000 shares of common stock received as a one-time commitment fee under the Equity Distribution Agreement.

(3)                                  Includes 95,000 shares of common stock issued to Cornell Capital Partners as a one-time commitment fee.

The following information contains a description of each selling stockholder’s relationship to Spherix and how each selling stockholder acquired the shares to be sold in this offering is detailed below. None of the selling stockholders have held a position or office, or had any other material relationship with Spherix, except as follows:

CORNELL CAPITAL PARTNERS. Cornell Capital Partners is the investor under the Equity Distribution Agreement. All investment decisions of, and control of, Cornell Capital Partners are held by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. Cornell Capital Partners acquired all shares being registered in this offering in financing transactions with Spherix. Those transactions are explained below under “Standby Equity Distribution Agreement”.

NEWBRIDGE SECURITIES CORPORATION. On July 22, 2005, we entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, we paid Newbridge Securities Corporation a one-time placement agent fee of 5,000 shares of common stock on July 22, 2005, equal to approximately $10,000 based on our stock price.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the “1933 Act”), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding Spherix so as to make an informed investment decision. More specifically, we had a reasonable basis to believe that each purchaser was an “accredited investor” as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in our securities.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering.  However, we will receive proceeds from the sale of up to 2,278,726 shares of common stock to Cornell Capital Partners under the Equity Distribution Agreement. The purchase price for shares issued pursuant to the Equity Distribution Agreement will be equal to 95% of the market price which is defined as the lowest volume weighted average price of our common stock on the NASDAQ National Market for the five days immediately following the  date we notify Cornell Capital Partners that we will sell shares of our common stock.  As an additional fee we will pay Cornell Capital Partners 5% of each cash advance we receive.  All net proceeds we receive will be used for working capital and research and development purposes.

DILUTION

Our net tangible book value as of December 31, 2004 was $9,338,862 or $0.78 per share of common stock. Net tangible book value per share is determined by dividing net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock.  Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to Spherix, our net tangible book value will be unaffected by this offering. Our net tangible book value and our net tangible book value per share, however, will be impacted by the common stock to be issued under the Equity Distribution Agreement. The amount of dilution will depend on the offering price and number of shares to be issued under the Equity Distribution Agreement. The following example shows the dilution to new investors at an assumed offering price of $1.80 per share, which is in the range of the recent share price.

If we assume that we issued 2,278,726 shares of common stock under the Equity Distribution Agreement at an assumed offering price of $1.80 per share, less retention fees equal to 5% of the advances we will receive from Cornell Capital Partners and offering expenses of $50,000, our net tangible book value as of December 31, 2004 would have been $13,185,484 or $0.927 per share.  Such an offering would represent an immediate increase in the net tangible book value to existing stockholders of $0.145 per share and an immediate dilution to new stockholders of $0.873 per share. The following table illustrates the per share dilution:

Assumed offering price per share	$1.80
Net tangible book value per share before this offering	$0.78
Increase attributable to new investors	$0.15

Net tangible book value per share after this offering	$0.93
Dilution per share to new stockholders	$0.87

The 95,000 shares of stock issued to Cornell Capital Partners and the 5,000 shares of stock issued to Newbridge Securities Corporation have already been issued and these shareholders will therefore be subject to the same dilution as any other existing shareholder.

STANDBY EQUITY DISTRIBUTION AGREEMENT

SUMMARY

On July 22, 2005, we entered into the Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of common stock for a total purchase price of up to $4,000,000. For each share of common stock purchased under the Equity Distribution Agreement, Cornell Capital Partners will pay us 95% of the lowest volume weighted average price of our common stock on the NASDAQ National Market or other principal market on which our common stock is traded for the five days immediately following the date we notify Conrad Capital Partners that we will issue shares of our common stock. The number of shares purchased by Cornell Capital Partners for each cash advance is determined by dividing the amount of each advance by the purchase price for the shares of common stock. Further, Cornell Capital Partners will receive 5% of each cash advance we receive under the Equity Distribution Agreement. Cornell Capital Partners is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. In addition, we engaged Newbridge Securities Corporation, a registered broker-dealer, as our placement agent in connection with the Equity Distribution Agreement. For its services, Newbridge Securities Corporation has previously received 5,000 shares of our common stock, equal to approximately $10,000 based on our stock price on the date of issuance. The effectiveness of the sale of the shares under the Equity Distribution Agreement is conditioned upon us registering the shares of common stock with the SEC and obtaining all necessary permits or qualifying for exemptions under applicable state laws. The costs associated with this registration will be borne by us. There are no other significant closing conditions to cash advances under the Equity Distribution Agreement.

EQUITY DISTRIBUTION AGREEMENT EXPLAINED

Pursuant to the Equity Distribution Agreement, we may periodically sell shares of common stock to Cornell Capital Partners to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every five (5) trading days. A closing will be held the first trading day after the pricing period at which time we will deliver shares of common stock and Cornell Capital Partners will pay the advance amount. We may request cash advances under the Equity Distribution Agreement once the underlying shares are registered with the SEC. Thereafter, we may continue to request cash advances until Cornell Capital Partners has advanced us a total amount of $4,000,000 or 24 months after the effective date of the this registration statement, whichever occurs first.

The amount of each advance is subject to a maximum amount of $350,000, and we may not submit a request for an advance within five (5) trading days of a prior advance. The amount available under the Equity Distribution Agreement is not dependent on the price or volume of our common stock. Our ability to request advances is conditioned upon us registering the shares of common stock with the SEC. In addition, we may not request cash advances if the shares to be issued in connection with such advances would result in Cornell Capital Partners owning more than 9.9% of our outstanding common stock.  Further, we may only issue a maximum of 2,378,726 shares of our common stock under the Equity Distribution Agreement.  We would be permitted to make draws on the Equity Distribution Agreement only so long as Cornell Capital Partners’ beneficial ownership of our common stock remains lower than 9.9% and, therefore, a possibility exists that Cornell Capital Partners may own more than 9.9% of our outstanding common stock at a time when we would otherwise plan to make an advance under the Equity Distribution Agreement.

We do not have any agreements with Cornell Capital Partners regarding the distribution of such stock, although Cornell Capital Partners has indicated that it intends to promptly sell any stock received under the Equity Distribution Agreement.

We cannot predict the actual number of shares of common stock that will be issued pursuant to the Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions. At an assumed offering price of $1.80 per share, we would issue 2,222,222 shares of common stock to Cornell Capital Partners for net proceeds of $3,750,000. These shares would represent 16% of our outstanding common stock upon issuance.

If our stock price declines, we will be unable to fully utilize the entire $4,000,000 facility since the maximum number of shares we may issue pursuant to these transactions is limited to 19.99% of our currently outstanding shares.

Proceeds used under the Equity Distribution Agreement will be used in the manner set forth in the “Use of Proceeds” section of this prospectus. We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to receive. Cornell Capital Partners has the ability to permanently terminate its obligation to purchase shares of our common stock under the Equity Distribution Agreement if there shall occur any stop order or suspension of the effectiveness of this registration statement for an aggregate of fifty (50) trading days other than due to acts by Cornell Capital Partners or if we fail materially to comply with certain terms of the Equity Distribution Agreement, which remain uncured for thirty (30) days after notice from Cornell Capital Partners.

All fees and expenses under the Equity Distribution Agreement will be borne by us.  In connection with the Equity Distribution Agreement, on July 22, 2005, Cornell Capital Partners received 95,000 shares of common stock as a one-time commitment fee.  In addition, we issued 5,000 shares of common stock to Newbridge Securities Corporation, an unaffiliated registered broker-dealer, as compensation for its services as a placement agent in connection with the Equity Distribution Agreement.

PLAN OF DISTRIBUTION

The selling stockholders have advised us that the sale or distribution of our common stock owned by the selling stockholders may be affected by the selling stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the NASDAQ National Market or on any other market in which the price of our shares of common stock are quoted or (ii) in transactions otherwise than in the NASDAQ National Market or in any other market on which the price of our shares of common stock are quoted. Any of such transactions may be affected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

Cornell Capital Partners is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Equity Distribution Agreement. Cornell Capital Partners will pay us 95% of the lowest volume weighted average price of our common stock on the NASDAQ National Market or other principal trading market on which our common stock is traded for the five days immediately following our request for an advance. In addition, Cornell Capital Partners will retain 5% of the proceeds received by us under the Equity Distribution Agreement, and received 95,000 of our common stock as a one-time commitment fee. The 5% retainage and the commitment fee are underwriting discounts. In addition, we engaged Newbridge Securities Corporation, an unaffiliated registered broker-dealer, to act as our placement agent in connection with the Equity Distribution Agreement.

In the event Cornell Capital Partners holds 9.9% of our then-outstanding common stock, we will be unable to obtain a cash advance under the Equity Distribution Agreement.  A possibility exists that Cornell Capital Partners may own 9.9% of our outstanding common stock at a time when we would otherwise plan to make an advance under the Equity Distribution Agreement.  In that event, if we are unable to obtain additional external funding or generate revenue from the sale of our products, we could be forced to curtail or cease our operations.

We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. If any of these other expenses exists, we expect the selling stockholders to pay these expenses. We have agreed to indemnify Cornell Capital Partners and its controlling persons against certain liabilities, including liabilities under the Securities Act.  We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders. We will, however, receive proceeds from the sale of common stock under the Equity Distribution Agreement.

Cornell Capital Partners was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and we have complied with them.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of common stock, $.005 par value, and 2,000,000 shares of preferred stock, $.01 par value. As of the close of business on July 1, 2004, there were 11,957,225 shares of common stock outstanding and no shares of preferred stock outstanding.

The following is a summary of the material terms of our capital stock.  You should refer to our certificate of incorporation, bylaws and the agreements described below for more detailed information.

The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. In the event of the dissolution of Spherix, the holders of common stock are entitled to share ratably in the assets legally available for distribution to its shareholders after the payment of the liquidation preference of any outstanding preferred stock. The holders of the common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments. The common stock currently outstanding is, and the common stock issued in this offering will be, validly issued, fully paid and nonassessable.

Except as otherwise provided in our charter or required by law, the holders of shares of common stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have the right of cumulative voting in connection with elections for directors, which means the holders of more than half the outstanding shares of common stock can elect all of the directors.

We are also authorized to issue 2,000,000 shares of preferred stock. Our Board of Directors is authorized to issue the preferred stock in one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations, or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting each series and the designation of such series. The Board of Directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting rights of the holders of the common stock.  In connection with our adoption of the stockholder rights plan described below, our Board of Directors designated 500,000 shares of our preferred stock as Series A Junior Participating Preferred Stock.

One of the effects of the preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Spherix by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the management.

In 2001, we adopted a stockholder rights plan in which rights to purchase shares of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) were distributed as a dividend at the rate of one right for each share of common stock held as of the close of business on March 1, 2001.  The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of Spherix or to deprive our stockholders of their interest in the long-term value of Spherix.  These rights seek to achieve these goals by forcing a potential acquirer to negotiate with our board of directors (or go to court to try to force the Board of Directors to redeem the rights), because only the Board of Directors can redeem the rights and allow the potential acquirer to acquire our shares without suffering very significant dilution.  However, these rights also could deter or prevent transactions that stockholders deem to be in their interests, and could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

Each right entitles the registered holder to purchase one one-hundredth of a share (a “Unit”) of our Series A Preferred Stock at a price of $16.00 per Unit, subject to adjustment.  Each Unit of Series A Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock.  In the event of liquidation, the holders of the Units of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of common stock.  Each Unit of Series A Preferred Stock will have 100 votes, voting together with the common stock.  Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Unit of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock.  These rights are protected by customary anti-dilution provisions.

The rights will be exercisable only if a person or group acquires ten percent (10%) or more of our common stock (subject to certain exceptions stated in the plan) or announces a tender offer the consummation of which would result in ownership by a person or group of ten percent (10%) or more of our common stock.  Our board of directors may redeem the rights at a price of $.001 per right.  The rights will expire at the close of business on December 31, 2010 unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by Spherix.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements are incorporated herein by reference in reliance in Grant Thornton’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-2, including exhibits and schedules, in connection with the common stock to be sold in this offering.  This prospectus is part of the registration statement and does not contain all the information included in the registration statement.  For further information about us and the common stock to be sold in this offering, please refer to the registration statement.  When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement on to one of our previous SEC filings.

We also file annual, quarterly and special reports, proxy statements, and other information with the SEC.  You may read and copy the registration statement on any other document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  Our SEC filings are also available on the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it.  This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.  You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act of 1934:

1.                Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005;

2.                Our definitive proxy statement filed with the SEC on April 4, 2005;

3.                Our current report on Form 8-K filed with the SEC on May 13, 2005;

4.                Our quarterly report on Form 10-Q filed with the SEC on May 16, 2005;

5.                Our supplemental proxy soliciting material filed with the SEC on May 19, 2005;

6.                Our current report on Form 8-K filed with the SEC on May 24, 2005;

7.                Our current report on Form 8-K filed with the SEC on June 10, 2005;

8.                Our current report on Form 8-K filed with the SEC on July 25, 2005.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement.  Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2004 and a copy of our quarterly report on Form 10-Q for the quarter ended March 31, 2005 are delivered with this prospectus at no cost.  The documents incorporated by a reference in this prospectus that are not delivered with this prospectus may be obtained from us at no cost.  You may obtain a copy of the documents by submitting a written request to our Corporate Secretary at 12051 Indian Creek Court, Beltsville, Maryland  20705, or by calling us at (301) 419-3900.  Additional information about us is available at our web site located at http://www.spherix.com.  Information contained in our web site is not a part of this prospectus.

LEGAL MATTERS

Baxter, Baker, Sidle, Conn & Jones, P.A. of Baltimore, Maryland, our counsel in connection with the offering, has issued an opinion about the validity of the securities being offered.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.                                               OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate, subject to future contingencies, of the expenses to be incurred by us in connection with the issuance and distribution of the securities being registered.  None of the following expenses will be borne by the selling securityholders.

Registration Fee	$567
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$10,000
Miscellaneous	$14,433
Total	$50,000

ITEM 15.                                               INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.  If the action or suit is by or in the name of the corporation, the corporation may indemnify such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.  Our bylaws provide for indemnification of officers and directors to the fullest extent permitted by Delaware law.

As permitted by Section 102 of the Delaware General Corporation Law, the Company has adopted provisions in its certificate of incorporation that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director.  The duty of care generally requires that, when acting on behalf of the Company, directors exercise an informed business judgment based on all material information reasonably available to them.  Consequently, a director will not be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•                  any breach of the director’s duty of loyalty to the Company or its stockholders;

•                  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•                  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends;  or

•                  any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

The following Exhibits are filed as part of this Registration Statement:

EXHIBIT		DESCRIPTION

	3	Certificate of Incorporation and Bylaws of the Company (incorporated by reference to the Company’s Annual Proxy Statement for meeting held on May 14, 1992, as filed with the Commission)
	3.1	Articles of Amendment of the Company (incorporated by reference to the Company’s Proxy Statement for its May 1996, May 2000 and May 2001 annual meetings, as filed with the Commission)

	5.1	Opinion of Baxter, Baker, Sidle, Conn & Jones, P.A.
	10.1	Summary of Annual Compensation of Members of the Board of Directors of Spherix Incorporated
10.2

Amended and Restated Supplemental Executive Retirement Plan Agreement dated as of May15, 2002, by and between M. Karen Levin and the Company (incorporated by reference to Form 10-K filed March 26, 2003)

	10.3	Restated Consulting Agreement dated as of March 23, 2004, by and between Gilbert V. Levin and the Company (incorporated by reference to Form 10-K filed March 30, 2004)
	10.4	Consulting Agreement dated as of February 17, 1993, by and between M. Karen Levin and the Company (incorporated by reference to Form 10-KSB filed March 31, 1993)
	10.5	Amended and Restated Employment Agreement dated as of March 23, 2004, by and between Gilbert V. Levin and the Company (incorporated by reference March 30, 2004)
	10.6	Stock Purchase Warrant dated as of February 24, 2000 (incorporated by reference to Form 8-K filed March 3, 2000)
	10.7	Agreement and License between the Company and MD Foods Ingredients Amba (incorporated by reference to Form 8-K filed October 22, 1996 and Form 10-KSB filed March 31, 1997)
10.8

Securities Purchase Agreement dated as of February 24, 2000, by and between the Company and RGC International Investors, LDC, c/o Rose Glen Capital Management, L.P. (incorporated by reference from Form 8-K filed March 3, 2000)

	10.9	1997 Stock Option Plan (incorporated by reference from the Company’s Proxy Statements for its May 1998 and May 2001 annual meetings, as filed with the Commission)
	10.10	Rights Agreement dated as of February 16, 2001, between Spherix Incorporated and American Stock Transfer and Trust Company (incorporated by reference from Form 8-K filed in March 2001)
10.11

Amendment to the September 27, 1996 Agreement and License between the Company and Arla Foods Ingredients amba (formerly MD Foods Ingredients amba (incorporated by reference to Form 8-K filed November 17, 2003)).

	10.12	G. V. Levin Exit Agreement Resolution approved by the Board of Directors on March 23, 2004.
	10.13	Standby Equity Distribution Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)
	10.14	Registration Rights Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)
	10.15	Placement Agent Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)
	10.16	Escrow Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)

	23.1	Consent of Baxter, Baker, Sidle, Conn & Jones, P.A. (filed as part of Exhibit 5.1)

	23.2	Consent of Independent Public Accounting Firm

ITEM 17. UNDERTAKINGS

A.    The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivative from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the Registration Statement;  and

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.    The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.    Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beltsville, State of Maryland, on July 27, 2005.

SPHERIX INCORPORATED

By:	/s/ Richard C. Levin
Richard C. Levin President, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Richard C. Levin	President, Chief Executive Officer, Chief	July 27, 2005
Richard C. Levin	Financial Officer and Director

/s/ Douglas T. Brown	Director	July 27, 2005
Douglas T. Brown

/s/ A. Paul ox, Jr.	Director	July 27, 2005
A. Paul Cox, Jr.

/s/ George C. Creel	Director	July 27, 2005
George C. Creel

/s/ Gilbert V. Levin	Director	July 27, 2005
Gilbert V. Levin

/s/ M. Karen Levin	Director	July 27, 2005
M. Karen Levin

/s/ Robert J. Vander Zanden	Director	July 27, 2005
Robert J. Vander Zanden

/s/ Robert Loder	Director	July 27, 2005
Robert Loder

/s/ Robert Clayton	Controller	July 27, 2005
Robert Clayton

SPHERIX INCORPORATED

INDEX TO EXHIBITS

EXHIBIT		DESCRIPTION
	3	Certificate of Incorporation and Bylaws of the Company (incorporated by reference to the Company’s Annual Proxy Statement for meeting held on May 14, 1992, as filed with the Commission)
	3.1	Articles of Amendment of the Company (incorporated by reference to the Company’s Proxy Statement for its May 1996, May 2000 and May 2001 annual meetings, as filed with the Commission)

	5.1	Opinion of Baxter, Baker, Sidle, Conn & Jones, P.A.
	10.1	Summary of Annual Compensation of Members of the Board of Directors of Spherix Incorporated
10.2

Amended and Restated Supplemental Executive Retirement Plan Agreement dated as of May15, 2002, by and between M. Karen Levin and the Company (incorporated by reference to Form 10-K filed March 26, 2003)

	10.3	Restated Consulting Agreement dated as of March 23, 2004, by and between Gilbert V. Levin and the Company (incorporated by reference to Form 10-K filed March 30, 2004)
	10.4	Consulting Agreement dated as of February 17, 1993, by and between M. Karen Levin and the Company (incorporated by reference to Form 10-KSB filed March 31, 1993)
	10.5	Amended and Restated Employment Agreement dated as of March 23, 2004, by and between Gilbert V. Levin and the Company (incorporated by reference March 30, 2004)
	10.6	Stock Purchase Warrant dated as of February 24, 2000 (incorporated by reference to Form 8-K filed March 3, 2000)
	10.7	Agreement and License between the Company and MD Foods Ingredients Amba (incorporated by reference to Form 8-K filed October 22, 1996 and Form 10-KSB filed March 31, 1997)
10.8

Securities Purchase Agreement dated as of February 24, 2000, by and between the Company and RGC International Investors, LDC, c/o Rose Glen Capital Management, L.P. (incorporated by reference from Form 8-K filed March 3, 2000)

	10.9	1997 Stock Option Plan (incorporated by reference from the Company’s Proxy Statements for its May 1998 and May 2001 annual meetings, as filed with the Commission)
	10.10	Rights Agreement dated as of February 16, 2001, between Spherix Incorporated and American Stock Transfer and Trust Company (incorporated by reference from Form 8-K filed in March 2001)
10.11

Amendment to the September 27, 1996 Agreement and License between the Company and Arla Foods Ingredients amba (formerly MD Foods Ingredients amba (incorporated by reference to Form 8-K filed November 17, 2003)).

	10.12	G. V. Levin Exit Agreement Resolution approved by the Board of Directors on March 23, 2004.
	10.13	Standby Equity Distribution Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)
	10.14	Registration Rights Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)
	10.15	Placement Agent Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)
	10.16	Escrow Agreement dated July 22, 2005 (incorporated by reference to the Company’s Form 8-K filed July 25, 2005)

	23.1	Consent of Baxter, Baker, Sidle, Conn & Jones, P.A. (filed as part of Exhibit 5.1)

	23.2	Consent of Independent Public Accounting Firm